

joey parsi

Founder/CEO at Giggles n Hugs

Greater Los Angeles Area

Connect　　**🔒 Message**　　More...

Giggles n Hugs

Santa Monica College

See contact info

324 connections

Experience

Founder/ CEO

Giggles n Hugs

Feb 2006 – Present · 12 yrs 9 mos

Family restaurant and play space

Giggles N' Hugs: Unique Concept wit...

Sr Vice president

StockCross

Feb 2006 – May 2010 · 4 yrs 4 mos

Education

Santa Monica College

Skills & Endorsements

Investments · 18

Siamak Kalhor and 17 connections have given endorsements for this skill

Executive Management · 9

Endorsed by **9 connections**

Mergers & Acquisitions · 7

Endorsed by **7 connections**

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Accomplishments

1 **Certification**

Series 7, 63, 24, 8

1 **Publication**

Power Point

Interests

Santa Monica College

Santa Monica College
62,281 followers

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ANGEL INVESTORS

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